Exhibit 99.1

Fusion Fuel - Consolidated Balance Sheet as of 26-November-2024					Consolidated pro forma - January 2025
	QIND	HTOO	Pro-forma adjustment	Consolidated Pro-Forma	Equity Raise	Equity balance
All figures are in $ USD unless otherwise stated	30-Sep-24	31-Oct-24	26-Nov-24	26-Nov-24	Jan 2025*	31-Jan-25
ASSETS
Current Assets
Cash and Cash Equivalents	221,627	52,650		274,277	925,000	1,199,277
Inventory	1,112,230	-		1,112,230		1,112,230
Accounts Receivable	2,347,060	-		2,347,060		2,347,060
Other Receivables**				-	250,000	250,000
Deposits	665,898	-		665,898		665,898
Other Current Assets	2,000,000	199,521		2,199,521		2,199,521
Total Current Assets	6,346,815	252,172		6,598,987	1,175,000	7,773,987

Non-Current Assets
Property, Plant and Equipment	291,240	139,367		430,607		430,607
Related Party Receivables	1,943,472	-		1,943,472		1,943,472
Goodwill & other Intangible assets	8,479,222	8,867	11,436,828	19,924,917		19,924,917
Total Non-current Assets	10,713,934	148,233	11,436,828	22,298,996	-	22,298,996
Total Assets	17,060,749	400,405	11,436,828	28,897,983	1,175,000	30,072,983

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	1,124,987	766,102		1,891,089		1,891,089
Lease Operating Liabilities	69,490	-		69,490		69,490
Other Payables - current	5,753,149	58,680		5,811,829		5,811,829
Convertible Notes, net of discount	2,625,922	-		2,625,922	950,000	3,575,922
Other Current Liabilities	549,586	1,153,629		1,703,215		1,703,215
Total Current Liabilities	10,123,134	1,978,411		12,101,545	950,000	13,051,545

Non-Current Liabilities
Lease Operating Non-Current Portion	163,731	62,858		226,589		226,589
Other Payables – long-term	4,820,706	-		4,820,706		4,820,706
Total Long-term Liabilities	4,984,437	62,858	-	5,047,295	-	5,047,295
Total Liabilities	15,107,571	2,041,269		17,148,840	950,000	18,098,840

Stockholders’ Equity
Preferred stock	20	-	4,151	4,171		4,171
Common stock	119,662	2,506	(115,843)	6,325	38	6,362
Additional paid-in capital	17,889,959	254,547,229	(2,508,051)	269,929,137	249,962	270,179,099
Retained Earnings/ accumulated Deficit	(16,787,119)	(256,190,598)	16,787,119	(256,190,598)	(25,000)	(256,215,598)
Noncontrolling interest	730,656	-	(2,730,548)	(1,999,892)		(1,999,892)
Total stockholders’ Equity	1,953,178	(1,640,863)	11,436,828	11,749,143	225,000	11,974,143
Total liabilities and stockholders’ Equity	17,060,749	400,405	11,436,828	28,897,983	1,175,000	30,072,983

Notes:
*	Represents net cash inflows and shares issued in relation to the capital raise closed during January 2025.
**	Represents dollar value of commitment shares issued in relation to January capital raise.